AAON Inc.	2425 South Yukon Ave Tulsa, Oklahoma 74107-2728 PH: (918) 583-2266 • FAX: (918) 583-6094

September 9, 2010

Via Edgar
Mr. Terence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549

Re:	AAON, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for Fiscal Quarter Ended June 30, 2010 Definitive 14A filed April 15, 2010 File No. 1-18953

Dear Mr. O’Brien:

This letter is written in response to your correspondence of August 25, 2010 and the comments of the SEC staff contained therein related to AAON’s Form 10-K, Form 10-Q and Definitive Proxy Statement referenced above.  Unless the context otherwise requires, references in this letter to “AAON,” the “Company”, “we,” “us,” “our” or “ours” refer to AAON, Inc., and our subsidiaries.  For your convenience, we have included the staff comment immediately prior to our response.

Form 10-Q for Period Ended June 30, 2010

Note 1.  Basis of Presentation

Revenue Recognition, page 5

We note your response to prior comment 1. Please further expand your disclosures regarding your arrangements with independent manufacturer representatives and payments made to independent manufacturer representatives by addressing the following:
•
Please provide a description of your arrangements with your independent manufacturer representatives.  You should explain, if true, that the customer orders a group of products and services from these representatives.  You act as the billing agent for the entire order, including the portion of the order that relates to third party products and the portion which represents commissions to be retained by the independent manufacturer representatives.  You should also explain what the third party products are and your obligations related to these third party products;

•	You should clarify what the minimum sales price represents and that the final sales price includes the minimum sales price, the sales price of the third party products, and commissions;
•
You should clarify, if true, that you are unable to determine how much of the excess of the final sales price over the minimum sales price is specifically for commissions or for third party products; and

•
On page 9, you present a table showing the components of accrued liabilities.  Based on your response, it appears that the amount described as commissions actually represents the total amount which needs to be remitted to the independent manufacturer representatives.  This amount does not solely reflect commissions, rather includes both commissions and amounts related to third party products.  If true, please revise your description of this amount.

Please show us supplementally what your disclosure will look like.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
September 9, 2010

AAON Response:

We have considered your comments and our proposed financial statement disclosures, including similar revisions to our MD&A, shall be presented for all periods in future filings beginning with the Company’s Form 10-Q for the quarter ended September 30, 2010 substantially as follows:

Note 1.  Basis of Presentation – Revenue Recognition

We recognize revenues from sales of products when the products are shipped and the title and risk of ownership pass to the customer.  Final sales prices are fixed based on purchase orders.  Sales allowances and customer incentives are treated as reductions to sales and are provided for based on historical experiences and current estimates.  Our policy is to record the collection and payment of sales taxes through a liability account.

We present revenues net of certain payments to our independent manufacturer representatives (“Representatives”).  Representatives are national companies that are in the business of providing HVAC units and other related products and services to customers.  The end user customer orders a bundled group of products and services from the Representative and expects the Representative to fulfill the order.  Only after the specifications are agreed to by the Representative and the customer, and the decision is made to use an AAON HVAC unit, will we receive notice of the order.  We establish the amount we must receive for our HVAC unit (“minimum sales price”), but do not control the total order price which is negotiated by the Representative with the end user customer.

We are responsible for billings and collections resulting from all sales transactions, including those initiated by our Representatives.  The Representatives submit the total order price to us for invoicing and collection.  The total order price includes our minimum sales price and an additional amount which may include both the Representatives’ fee and amounts due for additional products and services required by the customer.  These additional products and services may include controls purchased from another manufacturer to operate the unit, start-up services, and curbs for supporting the unit (“Third Party Products”).  All are associated with the purchase of a HVAC unit but may be provided by the Representative or another third party.  The Company is under no obligation related to Third Party Products.

The Representatives do not provide us with a break-out of the amount of the total order price over the minimum sales price which includes the Representatives’ fee and Third Party Product amounts (“Due to Representatives”).  The Due to Representatives amount is paid only after all amounts associated with the order are collected from the customer.  The amount of payments to our Representatives was $XX.X million and $XX.X million, $XX.X million and $XX.X million for the three and nine months ending September 30, 2010 and 2009, respectively.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
September 9, 2010

Note 7.  Accrued Liabilities

Accrued liabilities are as follows:

	September 30, 2010	December 31, 2009
	(in thousands)

Warranty	$-	$7,200
Due to Representatives1	-	7,975
Payroll	-	1,633
Workers’ compensation	-	591
Medical self-insurance	-	1,410
Employee benefits and other	-	377
Total	$-	$19,186

1Due to Representatives was previously described as Commissions. We will use the term Due to Representatives going forward to better represent the true nature of these items, which is the excess of the total order price over the minimum sales price, which includes both the Representatives’ fee and Third Party Products.

Closing Comments

The Company acknowledges the following in connection with this response that:

(a)           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)           the Company may not assert staff comments as a defense in any proceeding, initiated by the Commission or any person under the federal securities laws of the United States.

We believe this addresses the comments submitted on August 25, 2010.  If you have further questions or comments that you believe can be resolved telephonically, please feel free to contact the undersigned at the number noted above.

Very truly yours,

/s/ Kathy I. Sheffield
Kathy I. Sheffield
Chief Financial Officer